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SEC FILE NUMBER
8-66255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Innovation Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Park Avenue, 38th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Mack	917-923-1478	amack@innovationadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanford Becker & Co, PC
(Name – if individual, state last, first, and middle name)

1430 Broadway, Suite 605	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/25/2009	3563
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Innovation Advisors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2025

03/24/2023

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Innovation Advisors LLC

Statement of Financial Condition

YEAR ENDED DECEMBER 31, 2022

Innovation Advisors LLC

CONTENTS

SANFORD BECKER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

1430 BROADWAY – SUITE 605

NEW YORK, N.Y. 10018

TELEPHONE (212) 921 - 9000

FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Innovation Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Advisors LLC, as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2022 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co., P.C.

We have served as the Company's auditors since 2014.

New York, NY
March 28, 2023

Innovation Advisors LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2022
ASSETS		
Cash	$	79,938
Accounts Receivable		50,000
Prepaid expenses and other assets		9,940
TOTAL ASSETS	$	139,878
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	21,850
Total liabilities		21,850
Member's equity		118,028
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	139,878

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Innovation Advisors, LLC (the "Company") is a single member limited liability company. The single member is Innovation Advisors Holdings LLC, a Delaware limited liability Company. The Company was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from investment banking and service fees is based on established agreements between the Company and its clients. Revenue is recognized at a point in time based on identified performance obligations in the contract, a determined transaction price for each performance obligation, and the satisfaction of each performance obligation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Treatment of Leases

The Company does not apply the recognition requirements of ASC 842 to short-term leases. A short-term lease has a term at commencement of twelve months or less and does not include a purchase option.

NOTE 3. CONCENTRATION OF CREDIT AND MARKET RISK

The Company maintains its cash in a bank account that, at times, may exceed the federal insurance limit of $250,000.

3

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member whereby certain overhead expenses, are allocated to the Company. The Company has paid the member in advance for these costs, and maintains a prepaid balance with the member, which totals $3,600 on December 31, 2022, reflected in Prepaid Expenses and other Assets on the Statement of Financial Condition. During the year $7,200 was charged to the Company as follows:

Miscellaneous services	$7,200
Total	$7,200

NOTE 5. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $58,056, which exceeded the Company's minimum net capital requirement of $5,000 by $53,056. The Company's percentage of aggregate indebtedness to net capital was 0.38 to 1 at December 31, 2022.